Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings:
Income (loss) before income taxes	$1	$(4)	$(21)	$31
Less: capitalized interest	(7)	(3)	(19)	(11)
Add: Fixed charges	69	43	190	121
Adjusted earnings	$63	$36	$150	$141
Fixed charges:
Interest expense	$44	$27	$121	$72
Amortization of debt costs	1	1	3	2
Rent expense representative of interest	24	15	66	47
Total fixed charges	$69	$43	$190	$121
Ratio of earnings to fixed charges(1)	—	—	—	1.17

(1)	Earnings were inadequate to cover fixed charges by $6 million and $40 million for the three and nine months ended September 30, 2006, respectively. They were also inadequate to cover fixed charges by $7 million for the three months ended September 30, 2005.